

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

Mail Stop 4561

August 28, 2006

Bryan Abboud
Chief Executive Officer
Global Entertainment Holdings/Equities, Inc.
703 Waterford Way, Suite 690
Miami FL

Re: **Global Entertainment Holdings/Equities, Inc.**
       Revised Preliminary Proxy Statement on Schedule 14A
       Filed on August 9, 2006
       File No. 0-27637

Dear Mr. Abboud:

　　　　We have reviewed the revised proxy statement and have the following comments. Unless otherwise noted, all references to prior comments relate to our letter dated July 21, 2006.

Revised Preliminary Proxy on Schedule 14A

General

1. It does not appear that Global Entertainment's response to the staff comment letter issued on May 4, 2006 has been filed as correspondence on EDGAR. Please file this response or otherwise advise.

2. Your attention is directed to Item 310(g) of Regulation S-B and the need for updated financial statements and related disclosures with respect to Global Entertainment and Bayshore Media. Please revise and update your financial disclosure.

3. We note that Proposal 1 contemplates the sale of substantially of the assets of Global Entertainment, Proposal 2 contemplates the increase of Global Entertainment's authorized common stock and Proposal 3 contemplates a 3-to-1 reverse split of Global Entertainment's common stock. Please advise the basis for your belief that Colorado corporate law does not require a separate security holder vote to approve the reverse merger between Global Entertainment and Bayshore. To the extent that one proposal will contemplate the sale of substantially all of the assets and reverse merger with Bayshore, please advise of the basis for your belief

that this is consistent with the requirements of Rule 14a-4, which requires that a proxy identify each separate matter to be acted upon. <u>See</u> also Section II.H of SEC Release 34-31326.

4. Please revise your notice and cover page to clearly disclose the approximate consideration, per share and in the aggregate, that will be paid to security holders as a result of the cash dividend. Also disclose the percentage of Global Entertainment that your current security holders will own after the Transaction.

<u>Proposal I: Sale of Assets, page 21</u>

<u>Rights of Dissenting Shareholders, page 27</u>

5. Please expand your "Summary Term Sheet" to summarize the dissenters' rights available to your security holders.

<u>Interests of Certain Affiliates, page 27</u>

6. We note the additional disclosure to your proxy statement in response to prior comment 6. Please confirm that this disclosure provides, in reasonable detail, the benefits that each director and officer will receive if the Transaction is completed. In this regard, confirm that the proxy statement addresses all compensation or benefits, as a result of this Transaction, that will differ from Global Entertainment's other security holders. For example, confirm that your officers and/or directors will not receive compensation as a result of the change in control of Global Entertainment and/or the termination of their employment. Also, prominently disclose a summary of the interests of your officers/directors in your "Summary Term Sheet," including the interests of Mr. Abboud that are discussed in this section.

<u>Compensation, page 32</u>

7. We refer you to prior comment 7. Please expand your disclosure to further discuss the obligations referred to on page 32. For example, please disclose whether the obligations quantified resulted from compensation or consulting fees for each officer and/or affiliate. To the extent the obligations are compensation, please explain. To the extent the obligations resulted from consulting fees, please disclose the nature of the consulting services.

<u>Fairness Opinion, page 34</u>

8. We refer you to comment 3 of our letter issued May 4, 2006. You continue to disclose that "[t]he summary of the Stenton Leigh opinion set forth in this proxy statement is qualified in its entirety by reference to the full text of the opinion."

Bryan Abboud
Global Entertainment Holdings/Equities, Inc.
August 28, 2006
Page 3

As we previously noted, the information you disclose in the prospectus regarding your fairness opinion must be materially complete and it is inappropriate to have disclosure that suggests otherwise. Please revise.

9. We note that you anticipate paying a dividend between $0.30 per share and $0.36 per share. We also note that the closing sale quotation of Global Entertainment on July 28, 2006 was $0.45. Please advise of the basis of Stenton Leigh's belief that the transaction remains fair despite the fact that Global Entertainment security holders will receive a dividend amount less than the above referenced closing sale quotation on July 28, 2006.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please direct any questions you may have to Jeffrey Werbitt at 202-551-3456. If you need further assistance, please contact me at 202-551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal